SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                           Persistence Software, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   715329 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  June 25, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
               [ ] Rule 13d-1(b)
               [ ] Rule 13d-1(c)
               [x] Rule 13d-1(d)


------------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  715329108                  13G                     Page 1 of 13 Pages

   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Morgan Stanley Dean Witter & Co.
         36-3145972

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[ ]

   3.    SEC USE ONLY

   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

      NUMBER OF          5.   SOLE VOTING POWER               -0-
        SHARES
     BENEFICIALLY        6.   SHARED VOTING POWER       3,034,698  Common Shares
       OWNED BY
         EACH            7.   SOLE DISPOSITIVE POWER          -0-
      REPORTING
     PERSON WITH         8.   SHARED DISPOSITIVE POWER  3,034,698  Common Shares

   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,034,698 Common Shares

  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [ ]
         CERTAIN SHARES*

  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         15.87%

  12.    TYPE OF REPORTING PERSON*

         CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  715329108                  13G                     Page 2 of 13 Pages

   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MSIT Holdings, Inc.
         13-3917835

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]

   3.    SEC USE ONLY

   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

      NUMBER OF          5.   SOLE VOTING POWER               -0-
        SHARES
     BENEFICIALLY        6.   SHARED VOTING POWER       1,484,716  Common Shares
       OWNED BY
         EACH            7.   SOLE DISPOSITIVE POWER          -0-
      REPORTING
     PERSON WITH         8.   SHARED DISPOSITIVE POWER  1,484,716  Common Shares

   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,484,716 Common Shares

  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [ ]
         CERTAIN SHARES*

  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.76%

  12.    TYPE OF REPORTING PERSON*

         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  715329108                  13G                     Page 3 of 13 Pages

   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Morgan Stanley Venture Capital II, Inc.
         13-3693090

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]

   3.    SEC USE ONLY

   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

      NUMBER OF          5.   SOLE VOTING POWER               -0-
        SHARES
     BENEFICIALLY        6.   SHARED VOTING POWER       1,549,982  Common Shares
       OWNED BY
         EACH            7.   SOLE DISPOSITIVE POWER          -0-
      REPORTING
     PERSON WITH         8.   SHARED DISPOSITIVE POWER  1,549,982  Common Shares

   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,549,982 Common Shares

  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [ ]
         CERTAIN SHARES*

  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.11%

  12.    TYPE OF REPORTING PERSON*

         CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  715329108                  13G                     Page 4 of 13 Pages

   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Morgan Stanley Venture Partners II, L.P.
         13-3741217

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]

   3.    SEC USE ONLY

   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

      NUMBER OF          5.   SOLE VOTING POWER               -0-
        SHARES
     BENEFICIALLY        6.   SHARED VOTING POWER       1,549,982  Common Shares
       OWNED BY
         EACH            7.   SOLE DISPOSITIVE POWER          -0-
      REPORTING
     PERSON WITH         8.   SHARED DISPOSITIVE POWER  1,549,982  Common Shares

   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,549,982 Common Shares

  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [ ]
         CERTAIN SHARES*

  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.11%

  12.    TYPE OF REPORTING PERSON*

         PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  715329108                  13G                     Page 5 of 13 Pages

   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Morgan Stanley Venture Capital Fund II, L.P.
         13-3751783

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]

   3.    SEC USE ONLY

   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

      NUMBER OF          5.   SOLE VOTING POWER               -0-
        SHARES
     BENEFICIALLY        6.   SHARED VOTING POWER       1,027,381  Common Shares
       OWNED BY
         EACH            7.   SOLE DISPOSITIVE POWER          -0-
      REPORTING
     PERSON WITH         8.   SHARED DISPOSITIVE POWER  1,027,381  Common Shares

   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,027,381 Common Shares

  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [ ]
         CERTAIN SHARES*

  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.37%

  12.    TYPE OF REPORTING PERSON*

         PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  715329108                  13G                     Page 6 of 13 Pages

   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Morgan Stanley Venture Investors, L.P.
         13-3751794

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]

   3.    SEC USE ONLY

   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

      NUMBER OF          5.   SOLE VOTING POWER             -0-
        SHARES
     BENEFICIALLY        6.   SHARED VOTING POWER       266,642    Common Shares
       OWNED BY
         EACH            7.   SOLE DISPOSITIVE POWER        -0-
      REPORTING
     PERSON WITH         8.   SHARED DISPOSITIVE POWER  266,642    Common Shares

   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         266,642 Common Shares

  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [ ]
         CERTAIN SHARES*

  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         1.39%

  12.    TYPE OF REPORTING PERSON*

         PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  715329108                  13G                     Page 7 of 13 Pages

   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Morgan Stanley Venture Capital Fund II, C.V.
         98-0150623

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   [ ]
                                                                             [ ]

   3.    SEC USE ONLY

   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      NUMBER OF          5.   SOLE VOTING POWER             -0-
        SHARES
     BENEFICIALLY        6.   SHARED VOTING POWER       255,959    Common Shares
       OWNED BY
         EACH            7.   SOLE DISPOSITIVE POWER        -0-
      REPORTING
     PERSON WITH         8.   SHARED DISPOSITIVE POWER  255,959    Common Shares

   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         255,959 Common Shares

  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [ ]
         CERTAIN SHARES*

  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         1.34%

  12.    TYPE OF REPORTING PERSON*

         PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

     Persistence Software, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     1720 S. Amplett Blvd.
     Third Floor
     San Mateo, CA 94402

Item 2(a).  Name of Person Filing:

         This statement is filed on behalf of the persons identified below. In accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         Morgan Stanley Dean Witter & Co. ("Morgan Stanley")

         MSIT Holdings, Inc. ("MSIT")

         Morgan Stanley Venture Capital II, Inc. ("MSVC II")

         Morgan Stanley Venture Partners II, L.P. ("MSVP II")

         Morgan Stanley Venture Capital Fund II, L.P. ("Capital Fund")

         Morgan Stanley Venture Investors, L.P. ("Venture Investors")

         Morgan Stanley Venture Capital Fund II, C.V. ("MSVCF")

Item 2(b).  Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of MSVC II, MSVP II, Capital Fund, Venture Investors and MSVCF is:

     1221 Avenue of the Americas
     New York, New York 10020

     The address of the principal business office of MSIT and Morgan Stanley is:

     1585 Broadway
     New York, New York 10036

Item 2(c).  Citizenship:

         The citizenship of Morgan Stanley, MSIT MSVC II, MSVP II, Capital Fund and Venture Investors is Delaware. The citizenship of MSVCF is the Netherlands Antilles.

Item 2(d).  Title of Class of Securities:

         This statement relates to the Company's Common Stock.

Item 2(e).  CUSIP Number:

         715329 10 8

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

         (a) [ ] Broker or dealer registered under Section 15 of the Exchange
                 Act;

         (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

         (e) [ ] An investment adviser in accordance with Rule
             13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|

Item 4.   Ownership.

     The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person's name in the table in
Item 4(c) below.

       (a) Amount beneficially owned:

     As of December 31, 1999: (1) Capital Fund owned 1,027,381 Common Shares;
(2) Venture Investors owned 266,642 Common Shares; and (3) MSVCF owned 255,959 Common Shares. MSVP II is the sole general partner of Capital Fund, Venture Investors and MSVCF, and, as such, has the power to vote or direct the vote and to dispose or direct the disposition of the 1,549,982 Common Shares held collectively by Capital Fund, Venture Investors and MSVCF. MSVC II, as the corporate general partner of MSVP II, controls the actions of MSVP II and therefore may also be deemed to have beneficial ownership of 1,549,982 Common Shares held collectively by Capital Fund, Venture Investors and MSVCF. MSIT, a wholly owned subsidiary of Morgan Stanley, owned 1,484,716 Common Shares. Morgan Stanley, as the sole shareholder of MSVC II and MSIT, controls the actions of MSVC II and MSIT. Therefore, Morgan Stanley may be deemed to have beneficial ownership of the 3,034,698 Common Shares held collectively by MSVC II and MSIT.

     (b)  Percent of class: (1)


Morgan Stanley Dean Witter & Co.                     15.87% of the Common Shares

MSIT Holdings, Inc.                                  7.76% of the Common Shares

Morgan Stanley Venture Capital II, Inc.              8.11% of the Common Shares

Morgan Stanley Venture Partners II, L.P.             8.11% of the Common Shares

Morgan Stanley Venture Capital Fund II, L.P.         5.37% of the Common Shares

Morgan Stanley Venture Investors, L.P.               1.39% of the Common Shares

Morgan Stanley Venture Capital Fund II, C.V.         1.34% of the Common Shares

------------
(1) Based on the 19,123,160 shares of common stock reported to be outstanding as of November 10, 1999 on the Form 10-Q filed with the SEC for the quarter ended September 30, 1999.

(c) Number of shares as to which such person has:

                                                                                            (iii)                    (iv)
                                             (i)                    (ii)            Sole power to dispose   Shared power to dispose
                                   Sole power to vote or   Shared power to vote or     or to direct the        or to direct the
                                     to direct the vote      to direct the vote         disposition of           disposition
                                   ---------------------   -----------------------  ---------------------   -----------------------
Morgan Stanley Dean Witter & Co.            - 0 -                3,034,698                  - 0 -                  3,034,698

MSIT Holdings, Inc.                         - 0 -                1,484,716                  - 0 -                  1,484,716

Morgan Stanley Venture
  Capital II, Inc.                          - 0 -                1,549,982                  - 0 -                  1,549,982

Morgan Stanley Venture
  Partners II, L.P.                         - 0 -                1,549,982                  - 0 -                  1,549,982

Morgan Stanley Venture
  Capital Fund II, L.P.                     - 0 -                1,027,381                  - 0 -                  1,027,381

Morgan Stanley Venture
  Investors, L.P.                           - 0 -                 266,642                   - 0 -                   266,642

Morgan Stanley Venture
  Capital Fund II, C.V.                     - 0 -                 255,959                   - 0 -                   255,959

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |_|

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     N/A

Item 8.   Identification and Classification of Members of the Group.

     N/A

Item 9.   Notice of Dissolution of Group.

     N/A

Item 10.  Certifications.

     N/A

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                Date:  February 14, 2000

                                MORGAN STANLEY VENTURE CAPITAL
                                    FUND II, C.V.
                                By: Morgan Stanley Venture Partners II, L.P.,
                                     its general partner
                                By: Morgan Stanley Venture Capital II, Inc.,
                                     its general partner

                                By: /s/ Stephanie A. Holmes
                                ------------------------------------------------
                                Name: Stephanie A. Holmes
                                Title: Assistant Secretary


                                MORGAN STANLEY VENTURE INVESTORS,
                                  L.P.
                                By: Morgan Stanley Venture Partners II, L.P.,
                                     its general partner
                                By: Morgan Stanley Venture Capital II, Inc.,
                                     its general partner

                                By: /s/ Stephanie A. Holmes
                                ------------------------------------------------
                                Name: Stephanie A. Holmes
                                Title: Assistant Secretary

                                MORGAN STANLEY VENTURE CAPITAL
                                   FUND II, L.P.
                                By: Morgan Stanley Venture Partners II, L.P.,
                                     its general partner
                                By: Morgan Stanley Venture Capital II, Inc.,
                                     its general partner

                                By: /s/ Stephanie A. Holmes
                                ------------------------------------------------
                                Name: Stephanie A. Holmes
                                Title: Assistant Secretary

                                MORGAN STANLEY VENTURE PARTNERS II,
                                  L.P.
                                By: Morgan Stanley Venture Capital II, Inc.,
                                     its general partner

                                By: /s/ Stephanie A. Holmes
                                ------------------------------------------------
                                Name: Stephanie A. Holmes
                                Title: Assistant Secretary

                                MORGAN STANLEY VENTURE CAPITAL II,
                                     INC.

                                By: /s/ Stephanie A. Holmes
                                ------------------------------------------------
                                Name: Stephanie A. Holmes
                                Title: Assistant Secretary

                                MSIT HOLDINGS, INC.

                                By: /s/ Steven L. Brown
                                ------------------------------------------------
                                Name: Steven L. Brown
                                Title: Vice President

                                MORGAN STANLEY DEAN WITTER & CO.

                                By: /s/ Stephanie A. Holmes
                                ------------------------------------------------
                                Name: Stephanie A. Holmes
                                Title: Authorized Signatory

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).